SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Learning Care Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                    168820108
                                 (CUSIP Number)

                                Jillian G. Bannan
                               20 Metroplex Avenue
                      Murarrie, Queensland, Australia 4172

                           ---------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 2005
                           ---------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 168820108                    13D
------------------------------

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1.  NAMES OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------

    A.B.C. Learning Centres Limited
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (A)   [ ]
                                                                      (B)   [X]*
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    Not Applicable
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
    PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Australia
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      NUMBER OF        7.  SOLE VOTING POWER
       SHARES                 0
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8.  SHARED VOTING POWER
      REPORTING               10,890,996
       PERSON          ---------------------------------------------------------
        WITH           9.  SOLE DISPOSITIVE POWER
                              0
                       ---------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    10,890,996
                                                                      shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
    SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                54.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------
-------------------------
* See Item 4.

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ITEM 1.  SECURITY AND ISSUER

         The name of the issuer is Learning Care Group, Inc., a Michigan corporation (the "Company"), the address of its principal executive offices is 21333 Haggerty Road, Suite 300, Novi, Michigan 48375, and its telephone number is (248) 697-9000. The title of the class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock of the Company, no par value.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by A.B.C. Learning Centres Limited, an Australian corporation (the "Reporting Person").

         (b) The principal business address of the Reporting Person is: 20 Metroplex Avenue, Murarrie, Queensland, Australia 4172.

         (c) The principal business of the Reporting Person is the operation of early childhood education centers in Australia and New Zealand.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, and executive officers, as applicable, of the Reporting Person is set forth in
Schedule I hereto. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of Australia.

         (d)-(e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable. The Reporting Person acquired beneficial ownership of the 10,890,996 shares of Common Stock of the Company to which this Schedule 13D relates (the "Subject Shares") pursuant to a Voting Agreement, dated as of November 15, 2005 (the "Voting Agreement"), among Benjamin R. Jacobson, JP Acquisition Fund II, L.P., JP Acquisition Fund III, L.P., Jacobson Partners Profit Sharing Plan and Jacobson Partners (as nominee for individuals), as stockholders of the Company (the "Stockholders"), Discovery Merger Company, a wholly owned subsidiary of the Reporting Person ("Merger Sub") and the Reporting Person, and pursuant to irrevocable proxies to be delivered in accordance with the Voting Agreement. For a description of the Voting Agreement, see "Item 4. Purpose of Transaction" below. The Voting Agreement is filed as Exhibit B hereto and Exhibit B is specifically incorporated herein by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person, Merger Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 15, 2005, pursuant to which the Company agreed to merge with Merger Sub (the "Transaction"). The purpose of the acquisition of beneficial ownership of the Subject Shares is to facilitate the consummation of the Transaction.

         In order to induce the Reporting Person to enter into the Merger Agreement, the Stockholders entered into the Voting Agreement with the Reporting Person on November 15, 2005. Pursuant to the Voting Agreement, each of the Stockholders agreed to deliver to the Reporting Person an irrevocable proxy to vote such Stockholder's Shares (as defined in the Voting Agreement), as well as any other shares of Common Stock of the Company of which such Stockholder acquires beneficial ownership after the date of the Voting Agreement, (i) in favor of adoption and approval of the Merger Agreement and the Transaction, (ii) against any action or agreement that could reasonably be expected to compete with, impede, interfere with or attempt to discourage the Transaction or inhibit the timely consummation of the Transaction, (iii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement or result in any conditions to the Reporting Person's obligations under the Merger Agreement not being satisfied, (iv) except for the Merger Agreement and the Transaction, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company or its subsidiaries and (v) in favor of any other matter intended to facilitate the consummation of the transactions contemplated by the Merger Agreement. In addition, each of the Stockholders agreed not to transfer, sell, offer, exchange, pledge or otherwise dispose of any of such Stockholder's Shares.

         The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits A and B, respectively. Exhibits A and B are specifically incorporated herein by reference in response to this Item 4.

         Following the consummation of the Transaction, the Reporting Person expects that the Common Stock of the Company will be delisted from the NASDAQ SmallCap Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreement, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The foregoing contains a description of relationships among the Reporting Person and certain stockholders of the Company under the Voting Agreement but, pursuant to Instructions For Cover Page (2) to this Schedule 13D, is not an affirmation by the Reporting Person of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Act") and Rule 13d-5(b)(1) thereunder.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Voting Agreement, the Reporting Person beneficially owns 10,890,996 shares of Common Stock of the Company representing, based on representations made by the Company in the Merger Agreement, approximately 54.1% of the outstanding shares of Common Stock of the Company. In addition, based on representations made by the Stockholders in the Voting Agreement, Benjamin R. Jacobson, JP Acquisition Fund II, L.P. and JP Acquisition Fund III, L.P. (collectively, the "Optionees"), each a party to the Voting Agreement, beneficially own options to purchase an aggregate of 357,939 shares of Common Stock. If, while the Voting Agreement is effective, the Optionees were to exercise any such options and purchase any such shares, the shares purchased by the Optionees would be subject to the Voting Agreement and thus would be beneficially owned by the Reporting Person. The Reporting Person does not have a right under the Voting Agreement to require the Optionees to exercise any such options and purchase any such shares.

         Except as set forth in this Item 5, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in
Schedule I hereto beneficially owns any shares of Common Stock of the Company.

         (b) Pursuant to the Voting Agreement, the Reporting Person has shared power to vote 10,890,996 shares of Common Stock of the Company with the Stockholders.

         The following information contained in this Item 5(b) with respect to the Stockholders consists of information contained in representations contained in the Voting Agreement. While the Reporting Person has no reason to believe that such information was not reliable as of its date, the Reporting Person only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, the Reporting Person makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Schedule 13D shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

         According to representations made by the Stockholders in the Voting Agreement as of November 15, 2005, Benjamin Jacobson beneficially owns 254,889 shares of Common Stock, JP Acquisition Fund II, L.P. beneficially owns 2,327,712 shares of Common Stock, JP Acquisition Fund III, L.P. beneficially owns 6,887,851 shares of Common Stock, Jacobson Partners Profit Sharing Plan beneficially owns 622,656 shares of Common Stock and Jacobson Partners (as nominee for individuals) beneficially owns 1,155,827 shares of Common Stock. According to representations made by the Stockholders in the Voting Agreement,
(i) 9,317 shares of the Common Stock beneficially owned by Benjamin R. Jacobson are shares Mr. Jacobson has the right to purchase under outstanding stock options, (ii) 86,012 shares of the Common Stock beneficially owned by JP Acquisition Fund II, L.P. are shares JP Acquisition Fund II, L.P. has the right to purchase under outstanding stock options and (iii) 262,610 shares of the Common Stock beneficially owned by JP Acquisition Fund III, L.P. are shares JP Acquisition Fund III, L.P. has the right to purchase under outstanding stock options.

         According to the Voting Agreement, the respective addresses of Benjamin
R. Jacobson, JP Acquisition Fund II, L.P., JP Acquisition Fund III, L.P., Jacobson Partners Profit

Sharing Plan and Jacobson Partners (as nominee for individuals) are as set forth on the signature page thereof.

         To the best of the knowledge of the Reporting Person, none of the Stockholders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws. To the best of the knowledge of the Reporting Person, Benjamin R. Jacobson is a citizen of the United States of America.

         (c) Except with respect to the transactions contemplated by the Merger Agreement and the Voting Agreement, including the Transaction, which are described in response to Item 4 above and incorporated herein by reference, neither the Reporting Person, nor to the best of the knowledge of the Reporting Person, any of the individuals named in Schedule I hereto, has effected any transaction in Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreement, including the Transaction, are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits A and B, respectively. Exhibits A and B are specifically incorporated herein by reference in answer to this Item 5.

         (d) Except as set forth in this Item 5, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Company beneficially owned by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         See "Item 4. Purpose of Transaction" for a description of the Merger Agreement and the Voting Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits A and B, respectively. Exhibits A and B are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A       Agreement and Plan of Merger, dated as of November 15,
                         2005, among Learning Care Group, Inc., A.B.C. Learning
                         Centres Limited and Discovery Merger Company
                         (incorporated by reference to Exhibit 2 to the Report on Form 8-K filed by Learning Care Group, Inc. on
                         November 16, 2005)

         Exhibit B       Voting Agreement, dated as of November 15, 2005, among
                         Benjamin R. Jacobson, JP Acquisition Fund II, L.P., JP
                         Acquisition Fund III, L.P., Jacobson Partners Profit
                         Sharing Plan
                         and Jacobson Partners (as nominee for individuals), A.B.C. Learning Centres Limited and Discovery Merger
                         Company (incorporated by reference to Exhibit 9 to the Report on Form 8-K filed by Learning Care Group, Inc.
                         on November 16, 2005)











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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2005



                                      A.B.C. LEARNING CENTRES LIMITED



                                      By: /s/ Jillian G. Bannan
                                         ---------------------------------------
                                      Name:  Jillian G. Bannan
                                      Title: Company Secretary and Legal Counsel

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         A.B.C. LEARNING CENTRES LIMITED

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of A.B.C. Learning Centres Limited is set forth below. Except as set forth below each of the directors and executive officers is a citizen of Australia. The business address of each director and officer is 20 Metroplex Avenue, Murarrie, Queensland, Australia 4172.

Name                    Present Principal Occupation or Employment

Sallyanne Atkinson      Chairman, A.B.C. Learning Centres Limited

Edmund S. Groves        Chief Executive Officer (Operations), A.B.C. Learning
                        Centres Limited

Le Neve A. Groves       Chief Executive Officer (Education), A.B.C. Learning
                        Centres Limited

William E. Bessemer     Chairman, Austock Group Limited

Martin V. Kemp          Executive Director, A.B.C. Learning Centres Limited

David J. Ryan           Non-Executive Director, A.B.C. Learning Centres Limited

Lawrence J. Anthony     Non-Executive Director, A.B.C. Learning Centres Limited

Matthew P. Loveday      Chief Financial Officer, A.B.C. Learning Centres Limited

Jillian M. Purdie       Chief Operating Officer, A.B.C. Learning Centres Limited

Jillian G. Bannan       Company Secretary and Legal Counsel, A.B.C. Learning
                        Centres Limited


                                      -9-